Mail Stop 3561

May 23, 2006

Mr. Brian Berchtold, CEO
ALCiS Health, Inc.
560 South Winchester Blvd., 5th Floor
San Jose, CA 95128

Re: ALCiS Health, Inc.
Form 10SB
Filed April 21, 2006
Form 8-K dated March 31, 2006
Filed April 6, 2006
File No. 0-51925

Dear Mr. Berchtold:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please amend the Form 8-K to comply with the following comments. In addition, an amendment to the Form 10SB would be required to incorporate by reference the amended Form 8-K.

Plan of Operation, page 17

1. Please provide the information required by Item 303(b) of Regulation S-B.
   We note you have not discussed your critical accounting policies in Management's Discussion and Analysis. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Please refer to the Commission's guidance concerning critical accounting estimates in SEC

Release 33-8350 and revise Management's Discussion and Analysis to provide the required disclosures. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Certain Relationships and Related Transactions, page 24

2. In the discussion of convertible notes, you state all noteholders received warrants to purchase a number of common shares equal to 20% of the number of Series B Preferred shares. You then disclose Ample Ventures acquired 195,101 Series B Preferred shares and 75,000 warrants and other parties received 25,572 Series B Preferred shares and 10,000 warrants. In these transactions, the parties apparently received warrants for a number of common shares equal to 38-39% of the preferred stock received, which appears to contradict the earlier disclosure. Please revise to clarify.

Financial Statements, page F-1

3. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Auditors Report, page F-3

4. Auditing Standard No. 1, effective for auditors' reports issued or after May 24, 2004, requires that an auditor's report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB state that the engagement was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Please revise. See release Nos. 33-8422 and 34-49708.

Note 2 – Revenue Recognition, page F-8 and F-19

5. Please revise the company's revenue recognition policy and management's discussion and analysis to address each of the criteria in SAB Topic 13A. You state, "Revenue is recognized when products are shipped and title transfers to the customers." Please revise to discuss the nature of your customers. Clarify whether your customers purchase your product from retail stores, from your website, and from other sources. We note your products are shipped from the manufacturer, BioZone, to Moulton, a fulfillment center, after which they are presumably sent to distributors and retailers prior to delivery to your customers. Please revise to discuss the rights and obligations related to the products as they pass through each step in the sales and distribution process, as well as the specific terms of your agreements with these parties. Explain when you believe delivery

of the product has occurred, with respect to the guidance in SAB Topic 13 and discuss how the significant terms of these agreements impact your revenue recognition.

6. On page F-19, you state you estimate product returns based on historical experience, as well as known specific events. However, as you state on page 15, the company "has limited sales to date and limited experience dealing with returns." As such, it is not clear how you have a basis to reasonably estimate the amount of future returns. Please explain to us how you have met the criteria in paragraph 6 of SFAS 48 to recognize revenue at the time of sale.

7. Please tell us whether you offer any customer incentives in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, payments under buydown agreements, and other consideration. If so, please disclose your related accounting policies for the treatment of these types of consideration, including the statement of operations line item in which they are included.

8. Please explain what is meant by "authorized deduction from remittance by the customer or product returns", disclose the related accounting policies and how these items will be reflected in the financial statements.

Note 3 – Notes Payable, page F-21

9. Please expand Note 3 to disclose the terms of the company's notes payable, including convertible features, and any related party holdings. Clarify if they were convertible only in the event of a qualified financing.

10. Please disclose how many warrants were outstanding at each balance sheet date and explain their terms and features.

Note 4 – Equity, F-22

11. Please expand the equity footnotes on pages F-10 and F-22 to disclose the options mentioned on page 25 of the text that were granted in exchange for consulting and other services.

12. Please disclose the terms of the Preferred A and Preferred B stock in the footnotes. Explain any convertibility or redemption features.

Note 6 – Commitments and Contingencies, page F-12

13. Please expand the second paragraph to explain why actual monthly royalties of
8% are reflected as prepaid expenses to the extent they are less than the $25,000
monthly minimum, under the license and manufacturing agreement for ALCiS
Daily Relief.

14. Please expand the third paragraph to explain why the required $100,000 payment
due November 15, 2005, and $300,000 payment due June 30, 2006, are
characterized as prepaid royalties.

15. Also, please disclose the current status of the provisions to issue 10,000 common
stock warrants per month until $400,000 in payments have been made and the
provision to issue 100,000 common shares by January 31, 2006, or when a
financing has been made. Explain how the company will account for these
provisions in its financial statements.

Prepaid Expenses, page F-14

16. Please provide a note to the interim financial statements disclosing the nature and
components of prepaid expenses and other current assets at December 31, 2005.

Closing Comment

As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide
us with marked copies of the amendments to expedite our review. Please furnish a cover
letter with your amendments that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer, Staff Accountant at 202-551-3237or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies